Almere, The Netherlands
October 31, 2013

ASM INTERNATIONAL N.V. REPORTS
THIRD QUARTER 2013 RESULTS

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its third quarter 2013 operating results (unaudited) in accordance with US GAAP.

Following the close of the sale on March 15, 2013 of a 12% share in ASMPT, the entity in which the Back-end segment is organized, ASMI's shareholding is reduced to 40.08%. As a consequence, as from March 15, 2013 the results of ASMPT are deconsolidated. From that date onwards the net result of ASMPT is reported on the line 'result from investments'. In the second quarter of 2013 a purchase price allocation took place resulting in the recognition and subsequent amortization of certain intangible assets.

FINANCIAL HIGHLIGHTS
The pro-forma figures show ASMI numbers whereby ASMPT is deconsolidated.

EUR million	Pro-forma Q3 2012	Q2 2013	Q3 2013
New orders	64.3	128.4	112.2
Net sales	96.1	128.6	116.4
Gross profit margin %	31.4%	39.3%	39.1%
Operating results	(1.6)	16.2	11.6
Result from investments (excl. amortization and fair value purchase price allocation)	13.3	9.2	10.8
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	—	(40.8)	(17.2)
Net earnings	4.9	(23.4)	(0.9)
Normalized net earnings (excl. remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	4.9	17.4	16.3

•
Net sales for the third quarter 2013 decreased with 9% compared to the second quarter and increased with 21% year-on-year, mainly driven by (PE)ALD sales which were subsequently higher than in the comparable period last year, but below the Q2 level.

•	Result from operations for the third quarter 2013 includes restructuring costs of €1.0 million compared to €0.7 million included in the second quarter.

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COMMENT
Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International said:
"Q3 was again a strong quarter for ASMI. Sales came in 9% lower than the very strong second quarter, slightly better than expected. Our book to bill ratio remained at 1.0. Both sales and order intake were driven by (PE)ALD demand in the most advanced technology nodes. Margins remained healthy, leading to a 10% operating result. We also saw strong improvement in our operational cash flow due to lower working capital requirements for the quarter. Our result from investments excluding 'PPA-effects' improved due to better results in ASMPT".

OUTLOOK
Our sales in Q4, on a currency comparable level, are expected to show a single digit increase compared to Q3. Q4 order intake, on a currency comparable level, is expected to show a low double digit increase as compared to Q3.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Friday, November 1, 2013 at 15:00 Continental European Time (10:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 212 444 0412

•	International: + 44 (0)20 3427 1919

•	The Netherlands: + 31 (0)20 716 8295

•	Access Code: 9228211

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, for a duration of 7 days starting on November 1, 2013.

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The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	England: + 44 (0)20 3427 0598

•	The Netherlands: +31 (0)20 708 5013

•	Access Code: 9228211

CONTACT

Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Mary Jo Dieckhaus
T: +1 212 986 2900
E: maryjo.dieckhaus@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

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ANNEX 1

OPERATING AND FINANCIAL REVIEW
THIRD QUARTER 2013

The pro-forma figures show ASMI numbers whereby ASMPT is deconsolidated. Result from investments reflects ASMI's share in the net earnings of ASMPT. In the pro-forma results for Q3, 2012 a share of 52% is presented. For Q3, 2013 the actual 40% shareholding is reflected.

The following table shows the operating performance for the third quarter of 2013 as compared to the second quarter of 2013 and the third quarter of 2012 on a pro-forma basis:

EUR million	Pro-forma Q3 2012	Q2 2013	Q3 2013	Change Q2 2013 to Q3 2013	Change Q3 2012 to Q3 2013
New orders	64.3	128.4	112.2	(13)%	74%
Backlog	57.3	117.0	111.4	(5)%	94%
Book-to-bill	0.7	1.0	1.0

Net sales	96.1	128.6	116.4	(9)%	21%
Gross profit	30.1	50.5	45.6	(10)%	51%
Gross profit margin %	31.4%	39.3%	39.1%

Selling, general and administrative expenses	(16.3)	(18.6)	(18.2)	(2)%	12%
Research and development expenses	(15.4)	(15.0)	(14.8)	(1)%	(4)%
Restructuring expenses	—	(0.7)	(1.0)	43%	n/a

Operating result	(1.6)	16.2	11.6	(4.6)	13.2
Operating margin %	(1.7)%	12.6%	9.9%

Financing costs	(8.6)	(4.8)	(4.0)	0.8	4.6
Income tax	1.9	(3.4)	(2.0)	1.4	(3.9)
Result from investments	13.3	9.2	10.8	1.6	(2.5)
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	—	(40.8)	(17.2)	23.6	(17.2)

Net earnings	4.9	(23.4)	(0.9)	22.5	(5.8)
Normalized net earnings (excl. remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	4.9	17.4	16.3	(1.1)	11.4

Net earnings per share, diluted	€0.09	€(0.37)	€(0.01)	€0.36	€(0.10)
Normalized net earnings per share, diluted	€0.09	€0.28	€0.26	€(0.02)	€0.17

Results

The backlog decreased from €117 million at the end of the second quarter to €111 million (€113 million on a currency comparable level) as per September 30, 2013. The book-to-bill ratio remained at a level of 1.0.

The following table shows the level of new orders for the third quarter of 2013 and the backlog at the end of the third quarter of 2013, compared to the second quarter of 2013 and the third quarter of 2012:

EUR million	Q3 2012	Q2 2013	Q3 2013	% Change Q2 2013 to Q3 2013	% Change Q3 2012 to Q3 2013
Backlog at the beginning of the quarter	92.2	119.9	117.0	(2)%	27%
New orders for the quarter	64.3	128.4	112.2	(13)%	74%
Net sales for the quarter	(96.1)	(128.6)	(116.4)	(9)%	21%
FX-effect for the quarter	(3.1)	(2.7)	(1.3)

Backlog at the end of the quarter	57.3	117.0	111.4	(5)%	94%

Book-to-bill ratio (new orders divided by net sales)	0.7	1.0	1.0

Net sales for the third quarter 2013 decreased with 9% compared to the second quarter and increased with 21% year-on-year, mainly driven by (PE)ALD sales which were subsequently higher than in the comparable period last year, but below the Q2 level. The impact of currency changes was a decrease of 2% quarter to quarter and a decrease of 6% year-over-year.

The gross profit margin in the third quarter was stable at a 39% level (Q2 39.3%, Q3 39.1%). This resulted from continued positive mix effects and better loading of our factories. For Q3 2012 gross profit margin was 31.4%. The impact of currency changes on gross profit was a decrease of 2% quarter to quarter and a decrease of 9% year-over-year.

Selling, general and administrative expenses decreased with 2% compared to the previous quarter. As a percentage of sales SG&A expenses increased to 16%, compared to 15% for the previous quarter. For the third quarter of 2012 this was 17%. The impact of currency changes on SG&A expenses was a decrease of 1% quarter to quarter and a decrease of 4% year-over-year.

Research and development expenses decreased with 1% compared to the previous quarter. As a percentage of sales R&D expenses increased to 13%, compared to 12% for previous quarter. For the third quarter of 2012 this was 16%.The impact of currency changes on R&D expenses was a decrease of 2% quarter to quarter and a decrease of 10% year-over-year.

Operating result was affected by currency changes with a decrease of 3% quarter to quarter.

Result from investments include our 40.08% share in net earnings of ASMPT. In Q3 ASMPT showed a sales increase of 7% compared to Q2, from €283 million to €302 million, 4% below the level of Q3, 2012 of €313 million. Net earnings increased from €23.0 million in Q2 to €26.8 million (on a 100% basis) in Q3. Q3 last year, also on a 100% basis, showed net earnings at €25.6million.

The sale of the 11.88% stake caused ASMI's cease of control on ASMPT and required deconsolidation of ASMPT. According to general accepted accounting principles (both US GAAP and IFRS) the accounting of this sale consists of two separate transactions.

•	a sale of a 51.96% subsidiary

•	a purchase of a 40.08% associate.

The sale transaction resulted in a substantial gain. This gain consists of two elements, the realized gain on the sale of the 11.88% stake of €245 million and an unrealized remeasurement gain on the remaining 40.08% of the shares of approximately €1.1 billion.

The purchase of the associate has been recognized at fair value, being the value of the ASMPT shares on the day of closing of the purchase transaction. Both US GAAP and IFRS require that the composition of such a fair value needs to be determined through a purchase price allocation process ('PPA'). This process took place in the second quarter of 2013. The PPA resulted in the recognition of intangible assets for customer relationship, technology, trade name and product names. For inventories and property, plant & equipment a fair value adjustment was recognized.

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €5.6 million in Q3. For 2013 a total amortization and depreciation amount is to be expected of €17 million. The annualized amount of this amortization will remain on a level of approximately €23 million until 2017 and then decreases.

The fair value adjustments for inventories and tax related issues will have a non-recurring negative impact on net earnings in 2013 of €39 million, of which €28 million in the second quarter and €11 million in the third quarter.

Cash flow, balance sheet, liquidity and capital resources

Cash flow. The following table shows the cash flow statement on a comparable basis. The ASMPT numbers have been deconsolidated:

	Pro-forma
EUR million	Q3 2012	Q2 2013	Q3 2013
Net earnings	(8.4)	(23.4)	(0.9)
Adjustments to cash from operating activities
Depreciation and amortization	5.0	5.1	5.1
Income tax	(2.5)	3.0	0.7
Amortization PPA intangibles and fair value adjustments	—	40.7	17.2
Result from investments	—	(9.2)	(10.8)
Other adjustments	2.0	1.2	1.2

Changes in other assets and liabilities
Accounts receivable	0.2	(25.4)	19.7
Inventories	0.5	0.1	3.3
Accounts payable	(7.3)	(1.3)	(1.1)
Other assets and liabilities	(13.5)	9.8	(0.1)
Net cash provided (used) by operating activities	(24.0)	0.6	34.4

Capital expenditures	(2.0)	(0.2)	(2.0)
Divestment subsidiaries	—	—	—
Other	(0.3)	0.3	1.6
Net cash provided (used) in investing activities	(2.3)	0.1	(0.4)

Bank positions	(0.1)	—	—
Loans	(12.0)	—	—
Purchase treasury shares	—	—	—
Shares issued	0.4	0.1	0.2
Dividend paid and capital repaid to shareholders ASMI	(0.1)	(31.7)	(269.7)
Dividend received from investments	13.4	4.7	5.6
Net cash provided (used) in financing activities	1.6	(26.9)	(263.9)

Balance sheet. The following table shows the balance sheet on a comparable basis. The ASMPT numbers have been deconsolidated and ASMI's share in the net assets of ASMPT is reported as investment:

	Pro-forma	Pro-forma
EUR million	September 30, 2012	December 31, 2012	September 30, 2013
Cash and cash equivalents	184.9	145.1	303.6
Accounts receivable	58.3	62.6	64.4
Inventories	123.1	122.1	117.2
Other current assets	22.8	20.3	19.9
Total current assets	389.1	350.0	505.1

Investments and associates	384.6	373.7	1,339.4
Property, plant and equipment	59.7	63.8	51.4
Goodwill	11.4	11.6	11.4
Other non-current assets	50.4	34.2	27.6
Total non-current assets	506.1	483.3	1,429.8

Total assets	895.2	833.4	1,934.9

Accounts payable	34.6	45.2	39.0
Short-term debt	0.7	—	—
Other current liabilities	43.4	42.7	54.9
Total current liabilities	78.7	87.9	93.9

Long-term debt	5.0	—	—
Convertible subordinated debt	138.6	—	—
Pension liabilities	5.4	3.6	3.1
Total non-current liabilities	149.0	3.6	3.1

Shareholders' equity	667.5	741.9	1,837.9

Total liabilities and shareholders' equity	895.2	833.4	1,934.9

Net working capital consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from €134 million on June 30, 2013 to €108 million at September 30, 2013. The number of outstanding days of working capital, measured against quarterly sales, decreased from 94 days at June 30, 2013 to 84 days on September 30, 2013.

Sources of liquidity. On September 30, 2013, the Company’s principal sources of liquidity consisted of €304 million in cash and cash equivalents and €150 million in undrawn bank lines.

OPERATING AND FINANCIAL REVIEW
NINE MONTHS ENDED SEPTEMBER 30, 2013

The following table shows the operating performance for the nine months ended September 30, 2013, compared to the same period of the previous year on a pro-forma basis:

EUR million	Pro-forma Nine months ended September 30, 2012	Pro-forma Nine months ended September 30, 2013	Change
New orders	230.6	346.5	50%
Backlog	57.3	111.4	94%
Book-to-bill	0.8	1.1

Net sales	277.3	325.0	17%
Gross profit	90.0	126.2	40%
Gross profit margin %	32.4%	38.8%

Selling, general and administrative expenses	(46.3)	(52.1)	13%
Research and development expenses	(44.4)	(43.3)	(2)%
Restructuring expenses	—	(1.9)	n/a

Operating result	(0.7)	28.9	29.6
Operating margin %	(0.3)%	8.9%

Financing costs	(13.2)	(6.2)	7.0
Income tax	4.3	(5.9)	(10.2)
Result from investments	38.5	19.4	(19.1)
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	—	1,349.6	1,349.6

Net earnings	28.9	1,385.9	1,357.0
Normalized net earnings (excl. remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	28.9	36.3	7.4

Net earnings per share	€0.52	€21.71	€21.19
Normalized net earnings per share	€0.52	€0.57	€0.05

Results

The backlog at the end of September increased with 94% to a level of €111 million, compared to September 30 last year. The book-to-bill was 1.1.

The following table shows the level of new orders for the nine months ended September 30, 2013 and the backlog for the same period of 2012:

	Nine months ended September 30,
EUR million	2012	2013	% Change
Backlog at the beginning of the year	105.1	91.7	(13)%
New orders	230.6	346.5	50%
Net sales	(277.3)	(325.0)	17%
FX-effect	(1.1)	(1.7)

Backlog as per reporting date	57.3	111.4	94%

Book-to-bill ratio (new orders divided by net sales)	0.8	1.1

Net sales for the nine months ended September 30, 2013 increased with 17% year on-year, mainly driven by higher (PE)ALD sales.The impact of currency changes was a decrease of 3%.

The gross profit margin for the nine months ended September 30, 2013 increased 6%. This increase resulted from positive mix effects and improved efficiency. The impact of currency changes on gross profit was a decrease of 5% year-over-year.

Selling, general and administrative expenses for the nine months ended September 30, 2013 increased with 13% compared to the previous year. As a percentage of sales SG&A was 16%. For the comparable period of 2012 this was 17%. The impact of currency changes on SG&A expenses was a decrease of 2% year-over-year.

Research and development expenses for the nine months ended September 30, 2013 decreased with 2% compared to the previous year. As a percentage of sales R&D was 13%. For the comparable period of 2012 this was 16%. The impact of currency changes on R&D expenses was a decrease of 6% year-over-year.

Operating result was affected by currency changes with a decrease of 8% year-over-year.

The sale of the 11.88% stake caused ASMI's cease of control on ASMPT and required deconsolidation of ASMPT. According to general accepted accounting principles (both US GAAP and IFRS) the accounting of this sale consists of two separate transactions.

•	a sale of a 51.96% subsidiary

•	a purchase of a 40.08% associate

The sale transaction resulted in a substantial gain. This gain consists of two elements, the realized gain on the sale of the 11.88% stake of €245 million and an unrealized remeasurement gain on the remaining 40.08% of the shares of approximately €1.1 billion.

The purchase of the associate has been recognized at fair value, being the value of the ASMPT shares on the day of closing of the purchase transaction. Both US GAAP and IFRS require that the composition of such a fair value needs to be determined through a purchase price allocation process ('PPA'). This process took place in the second quarter of 2013. The PPA resulted in the recognition of intangible assets for customer relationship, technology, trade name and product names. For inventories and property, plant & equipment a fair value adjustment was recognized.

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €11 million. For 2013 a total amortization and depreciation amount is to be expected of €17 million. The annualized amount of this amortization will remain on a level of approximately €23 million until 2017 and then decreases.

The fair value adjustments for inventories and tax related issues will have a non-recurring negative impact on net earnings in 2013 of €39 million, of which €28 million in the second quarter and €11 million in the third quarter.

ANNEX 2

RECONCILIATION RESULTS TO ASMI CONSOLIDATED

The results of Back-end were consolidated until March 15, 2013. From that date on the net result of ASMPT is reported on the line "result from investments".

THIRD QUARTER

EUR million, except earnings per share	Q3 2012	Q2 2013	Q3 2013	% Change Q2 2013 to Q3 2013	% Change Q3 2012 to Q3 2013
Net sales	409.3	128.6	116.4	(9)%	(72)%
Gross profit	125.4	50.5	45.6	(10)%	(64)%
Gross profit margin %	30.6%	39.3%	39.1%

Selling, general and administrative expenses	(53.6)	(18.6)	(18.2)	(2)%	(66)%
Research and development expenses	(40.0)	(15.0)	(14.8)	(1)%	(63)%
Restructuring expenses	—	(0.7)	(1.0)	43%	n.a
Result from operations	31.9	16.2	11.6	n/a	n.a

Net earnings 1)	4.9	(23.4)	(0.9)	2,250%	(580)%
Net earnings per share, diluted in euro 1)	€0.09	€(0.37)	€(0.01)	36%	(10)%
1) allocated to the shareholders of the parent

Net Sales

EUR million	Q3 2012	Q2 2013	Q3 2013	% Change Q2 2013 to Q3 2013	% Change Q3 2012 to Q3 2013
Front-end	96.1	128.6	116.4	(9)%	21%
Back-end	313.2	—	—	n/a	n/a
ASMI consolidated	409.3	128.6	116.4	(9)%	(72)%

Gross Profit (Margin)

EUR million	Gross profit			Gross profit margin			Increase or (decrease) percentage points
	Q3 2012	Q2 2013	Q3 2013	Q3 2012	Q2 2013	Q3 2013	Q2 2013 to Q3 2013		Q3 2012 to Q3 2013
Front-end	30.1	50.5	45.6	31.4%	39.3%	39.1%	(0.2	)ppt	7.7	ppt
Back-end	95.3	—	—	30.4%	—%	—%	n/a		n/a
ASMI consolidated	125.4	50.5	45.6	30.6%	39.3%	39.1%	(0.2	)ppt	8.5	ppt

Selling, General and Administrative Expenses

EUR million	Q3 2012	Q2 2013	Q3 2013	% Change Q2 2013 to Q3 2013	% Change Q3 2012 to Q3 2013
Front-end	16.3	18.6	18.2	(2)%	12%
Back-end	37.2	—	—	n/a	n/a
ASMI consolidated	53.6	18.6	18.2	(2)%	(66)%

Research and Development Expenses

EUR million	Q3 2012	Q2 2013	Q3 2013	% Change Q2 2013 to Q3 2013	% Change Q3 2012 to Q3 2013
Front-end	15.4	15.0	14.8	(1)%	(4)%
Back-end	24.5	—	—	n/a	n/a
ASMI consolidated	40.0	15.0	14.8	(1)%	(63)%

Result from Operations

EUR million	Q3 2012	Q2 2013	Q3 2013	Change Q2 2013 to Q3 2013	Change Q3 2012 to Q3 2013
Front-end
Before special items	(1.6)	16.9	12.6	(4.3)	14.2
Restructuring expenses	—	(0.7)	(1.0)	(0.3)	(1.0)
After special items	(1.6)	16.2	11.6	(4.6)	13.2

Back-end	33.6	—	—	—	(33.6)
ASMI consolidated	31.9	16.2	11.6	(4.6)	(20.3)

Net Earnings allocated to the shareholders of the parent

EUR million	Q3 2012	Q2 2013	Q3 2013	Change Q2 2013 to Q3 2013	Change Q3 2012 to Q3 2013
Front-end
Before special items	(8.4)	8.8	6.6	(2.2)	15.0
Restructuring expenses	—	(0.7)	(1.0)	(0.3)	(1.0)
After special items	(8.4)	8.1	5.6	(2.5)	14.0

Back-end
Until March 15, 2013 consolidated	13.3	—	—	—	(13.3)
As from March 15, 2013 as a 40% investment	—	9.2	10.8	1.6	10.8
Total	13.3	9.2	10.8	1.6	(2.5)

Realized gain on the sale of 11.88% of the ASMPT shares	—	(78.4)	—	78.4	—
Unrealized remeasurement gain on the remaining 40.08% of the ASMPT shares	—	71.6	—	(71.6)	—
Amortization intangibles recognized in purchase price allocation	—	(34.0)	(17.2)	16.8	(17.2)

Total net earnings allocated to the shareholders of the parent	4.9	(23.4)	(0.9)	22.5	(5.8)

NINE MONTHS ENDED SEPTEMBER 30, 2013

	Nine months ended September 30,
EUR million, except earnings per share	2012	2013	% Change
Net sales	1,098.2	485.3	(56)%
Gross profit	352.6	164.6	(53)%
Gross profit margin %	32.1%	33.9%

Selling, general and administrative expenses	(148.6)	(77.7)	(48)%
Research and development expenses	(111.7)	(60.4)	(46)%
Restructuring expenses	—	(1.9)	n/a
Result from operations	92.3	24.6	(73)%

Net earnings 1)	28.9	1,385.9	n/a
Net earnings per share, diluted in euro 1)	€0.52	€21.61	n/a
1) allocated to the shareholders of the parent

Net Sales

	Nine months ended September 30,
EUR million	2012	2013	% Change
Front-end	277.3	325.0	17%
Back-end	820.9	160.3	(80)%
ASMI consolidated	1,098.2	485.3	(56)%

Gross Profit (Margin)

	Nine months ended September 30,
	Gross profit		Gross profit margin		Increase or (decrease) percentage points
EUR million	2012	2013	2012	2013
Front-end	90.0	126.2	32.4%	38.8%	6.4	ppt
Back-end	262.6	38.4	32.0%	24.0%	(8.0	)ppt
ASMI consolidated	352.6	164.6	32.1%	33.9%	1.8	ppt

Selling, General and Administrative Expenses

	Nine months ended September 30,
EUR million	2012	2013	% Change
Front-end	46.3	52.1	13%
Back-end	102.3	25.6	(75)%
ASMI consolidated	148.6	77.7	(48)%

Research and Development Expenses

	Nine months ended September 30,
EUR million	2012	2013	% Change
Front-end	44.4	43.3	(2)%
Back-end	67.3	17.1	(75)%
ASMI consolidated	111.7	60.4	(46)%

Result from Operations

	Nine months ended September 30,
EUR million	2012	2013	Change
Front-end
-Before special items	(0.7)	30.8	31.5
-Restructuring expenses	—	(1.9)	(1.9)
-After special items	(0.7)	28.9	29.6

Back-end	93.0	(4.3)	(97.3)

ASMI consolidated	92.3	24.6	(67.7)

Net Earnings allocated to the shareholders of the parent

	Nine months ended September 30,
EUR million	2012	2013	Change
Front-end
Before special items	(9.7)	18.7	28.4
Restructuring expenses	—	(1.9)	(1.9)
After special items	(9.7)	16.8	26.5

Back-end
Until March 15, 2013 consolidated	38.5	(2.8)	(41.3)
As from March 15, 2013 as a 40% investment	—	22.2	—
Total	38.5	19.4	(19.1)

Realized gain on the sale of 11.88% of the ASMPT shares	—	245.2	245.2
Unrealized remeasurement gain on the remaining 40.08% of the ASMPT shares	—	1,104.5	1,104.5

Total net earnings allocated to the shareholders of the parent	28.9	1,385.9	1,357.0

ANNEX 3

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
EUR thousand, except earnings per share	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	409,284	116,429	1,098,165	485,329
Cost of sales	(283,857)	(70,878)	(745,564)	(320,712)
Gross profit	125,428	45,551	352,600	164,617

Operating expenses:
Selling, general and administrative	(53,556)	(18,211)	(148,592)	(77,708)
Research and development	(39,951)	(14,821)	(111,684)	(60,358)
Restructuring expenses	—	(964)	—	(1,949)
Total operating expenses	(93,506)	(33,996)	(260,275)	(140,015)
Earnings from operations	31,922	11,555	92,326	24,602
Net interest expense	(3,112)	(303)	(8,314)	(1,353)
Accretion of interest	(1,221)	—	(3,724)	(10)
Foreign currency exchange losses	(5,835)	(3,705)	(2,518)	(4,308)
Result from investments	—	(6,464)	—	1,371,895
Earnings before income taxes	21,754	1,082	77,769	1,390,826
Income tax expense	(4,631)	(1,957)	(13,542)	(7,552)
Net earnings	17,123	(875)	64,227	1,383,275

Allocation of net earnings:
Shareholders of the parent	4,908	(875)	28,882	1,385,868
Minority interest	12,215	—	35,345	(2,593)

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	0.09	(0.01)	0.52	21.94
Diluted net earnings (1)	0.09	(0.01)	0.52	21.61

Weighted average number of shares used in
computing per share amounts (in thousands):
Basic	54,989	63,171	55,175	63,171
Diluted (1)	55,433	63,171	55,545	64,144

Outstanding shares:	54,992	63,195	54,992	63,195

(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. The possible increase of common shares caused by employee stock options for the three month ended September 30, 2013 with 845,138 common shares and for the nine month ended September 30, 2013 with 972,776 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2012	2013
EUR thousand		(unaudited)
Assets

Cash and cash equivalents	290,475	303,611
Accounts receivable, net	304,840	64,357
Inventories, net	403,400	117,226
Income taxes receivable	890	1,173
Deferred tax assets	17,967	4,919
Other current assets	79,979	13,203
Total current assets	1,097,551	504,489

Pledged cash	20,000	—
Debt issuance costs	735	394
Deferred tax assets	5,955	1,330
Other intangible assets	13,915	6,569
Goodwill, net	51,888	11,421
Investments	278	278
Associates	—	1,339,090
Other non current assets	10,828	639
Assets held for sale	5,998	5,212
Evaluation tools at customers	16,922	14,085
Property, plant and equipment, net	275,436	51,424
Total Assets	1,499,506	1,934,930

Liabilities and Shareholders' Equity

Notes payable to banks	61,675	—
Accounts payable	151,761	39,022
Other current payables	170,683	47,787
Income taxes payable	27,625	7,139
Deferred tax liability - current	36	—
Current portion of long-term debt	6,316	—
Total current liabilities	418,096	93,948

Pension liabilities	12,540	3,111
Deferred tax liabilities	952	—
Provision for warranty	5,298	—
Long-term debt	12,632	—
Total Liabilities	449,518	97,059

Total Shareholders' Equity	741,876	1,837,871

Non-controlling interest	308,112	—
Total Equity	1,049,988	1,837,871

Total Liabilities and Equity	1,499,506	1,934,930

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
EUR thousand	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	17,123	(875)	64,227	1,383,276
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	15,099	4,966	41,996	23,274
Amortization of debt issuance costs	380	109	1,153	341
Compensation expense employee stock option plan	7,862	1,197	16,919	4,001
Additional non-cash interest	1,221	—	3,724	10
Associates	—	6,464	—	(1,371,895)
Income taxes	724	738	(20,914)	1,847
Deferred income taxes	(2,514)	(38)	(12,159)	(1,171)
Changes in other assets and liabilities:
Inventories	10,780	3,289	(53,104)	(27,813)
Accounts receivable	(20,880)	19,741	(29,032)	12,669
Accounts payable	(33,497)	(1,082)	17,443	4,761
Other current assets	(16,108)	(137)	(37,858)	7,228
Net cash provided (used) by operating activities	(19,810)	34,373	(7,605)	36,526

Cash flows from investing activities:
Capital expenditures	(14,100)	(2,026)	(48,506)	(8,970)
Purchase of intangible assets	(700)	—	(2,982)	(433)
Disposal of investments	—	—	—	298,307
Proceeds from sale of property, plant and equipment	252	1,611	629	2,663
Net cash used in investing activities	(14,548)	(414)	(50,859)	291,568

Cash flows from financing activities:
Notes payable to banks, net	18,567	—	45,441	(39,349)
Net proceeds from long-term debt	—	—	—	18,980
Repayments of long-term debt and subordinated debt	(11,956)	—	(14,130)	(1,538)
Sale (Purchase) of treasury shares	—	—	(13,361)	—
Purchase of treasury shares ASMPT	—	—	(3,552)	—
Proceeds from issuance of common shares	422	211	1,760	1,236
Proceeds from non consolidated investments	—	5,551	—	10,277
Dividend to minority shareholders ASMPT	(12,182)	—	(27,024)	—
Dividend to shareholders ASMI	(97)	—	(27,519)	(31,681)
Capital distribution	—	(269,667)	—	(269,667)
Net cash provided (used) in financing activities	(5,246)	(263,906)	(38,385)	(311,742)
Exchange rate effects	3,192	(1,884)	3,918	(3,215)
Net increase (decrease) in cash and cash equivalents	(36,412)	(231,831)	(92,931)	13,137
Cash and cash equivalents at beginning of period	333,732	535,442	390,250	290,475
Cash and cash equivalents at end of period	297,317	303,611	297,317	303,611

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/3)

The Company organizes its activities in two operating segments, Front-end and Back-end.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company held a majority interest until March 15, 2013. As per March 15, 2013 the Company holds a 40.08% share in ASMPT. Per the same date control on ASMPT ceased and the numbers are deconsolidated. The remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China, Malaysia and Germany.

	Three months ended September 30, 2012
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	96,072	313,212	409,284
Gross profit	30,135	95,292	125,428
Earnings (loss) from operations	(1,648)	33,569	31,922
Net interest income (expense)	(3,163)	52	(3,112)
Accretion of interest	(1,201)	(20)	(1,221)
Foreign currency exchange losses	(4,279)	(1,556)	(5,835)
Income tax income (expense)	1,877	(6,508)	(4,631)
Net earnings	(8,414)	25,537	17,123

Net earnings allocated to:
Shareholders of the parent			4,908
Minority interest			12,215

Capital expenditures and purchase of intangible assets	2,296	12,504	14,801
Depreciation and amortization	4,597	10,501	15,099
	Three months ended September 30, 2013
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	116,429	—	116,429
Gross profit	45,551	—	45,551
Earnings from operations	11,555	—	11,555
Net interest expense	(303)	—	(303)
Foreign currency exchange losses	(3,705)	—	(3,705)
Result from investments	—	(6,464)	(6,464)
Income tax expense	(1,957)	—	(1,957)
Net earnings (loss)	5,589	(6,464)	(875)

Net earnings allocated to:
Shareholders of the parent			(875)
Minority interest			—

Capital expenditures and purchase of intangible assets	2,026	—	2,026
Depreciation and amortization	4,966	—	4,966

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/3)

	Nine months ended September 30, 2012
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	277,305	820,859	1,098,165
Gross profit	89,980	262,620	352,600
Earnings from operations	(702)	93,028	92,326
Net interest income (expense)	(8,778)	463	(8,314)
Accretion of interest	(3,511)	(213)	(3,724)
Foreign currency exchange losses	(947)	(1,570)	(2,518)
Income tax income (expense)	4,276	(17,818)	(13,542)
Net earnings (loss)	(9,663)	73,890	64,227

Net earnings allocated to:
Shareholders of the parent			28,882
Minority interest			35,345

Capital expenditures and purchase of intangible assets	13,795	37,694	51,489
Depreciation and amortization	12,810	29,186	41,996

Cash and cash equivalents	184,902	112,416	297,317
Pledged cash	—	20,000	20,000
Capitalized goodwill	11,421	41,042	52,462
Other intangible assets	9,483	4,215	13,698
Other identifiable assets	346,823	884,247	1,231,070
Total assets	552,628	1,061,920	1,614,548
Total debt	144,293	85,060	229,353
Headcount in full-time equivalents ¹	1,702	16,681	18,383

(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (3/3)

	Nine months ended September 30, 2013
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)²	(unaudited)
Net sales to unaffiliated customers	325,043	160,286	485,329
Gross profit	126,227	38,390	164,617
Earnings from operations	28,889	(4,287)	24,602
Net interest expense	(1,041)	(312)	(1,353)
Accretion of interest	—	(10)	(10)
Foreign currency exchange gains (losses)	(5,156)	847	(4,308)
Result from investments	—	1,371,895	1,371,895
Income tax expense	(5,915)	(1,637)	(7,552)
Net earnings	16,778	1,366,497	1,383,275

Net earnings allocated to:
Shareholders of the parent			1,385,868
Minority interest			(2,593)

Capital expenditures and purchase of intangible assets	2,942	6,460	9,402
Depreciation and amortization	14,682	8,591	23,274

Cash and cash equivalents	303,611	—	303,611
Capitalized goodwill	11,421	—	11,421
Other intangible assets	6,569	—	6,569
Investments & Associates	278	1,339,090	1,339,368
Other identifiable assets	273,961	—	273,961
Total assets	595,840	1,339,090	1,934,930
Total debt	—	—	—
Headcount in full-time equivalents ¹	1,503	—	1,503

(1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.
(2) Operational results and cash flow numbers relate to the period January 1, 2013 - March 15, 2013.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation
ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").
Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies
No significant changes in accounting policies incurred during the third quarter of 2013.

ASM INTERNATIONAL N.V.
RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, pensions and inventory obsolescence reserve.

The reconciliation between IFRS and US GAAP is as follows:
	Net earnings
	Three months ended September 30,		Six months ended September 30,
EUR million, except per share	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)
US GAAP, net earnings allocated to common shares	4.9	(0.9)	28.9	1,385.9
Adjustments for IFRS
Reversal inventory write downs	0.1	—	0.1	0.4
Tax rate difference on eliminated intercompany profit	—	—	(0.6)	0.2
Goodwill	—	—	—	9.5
Development expenses	2.2	0.3	8.5	1.3
Debt issuance fees	0.1	0.1	0.3	0.3
Total adjustments	2.4	0.4	8.3	11.7
IFRS	7.3	(0.5)	37.2	1,397.6
IFRS allocation of net earnings for common shares:
Continued operations	(6.0)	(0.5)	(0.8)	(10.1)
Discontinued operations 1)	13.3	—	38.0	1,407.7

1) Discontinued operations include the ASMI share in net earnings of ASMPT until March 15, 2013, net result on the sale of ASMI's 12% share and the remeasurement gain on the remaining ASMI share.

Net earnings per share, diluted:
Continued operations	€(0.11)	€(0.01)	€(0.01)	€(0.16)
Discontinued operations	€0.24	€0.00	€0.68	€21.95
Total operations	€0.13	€(0.01)	€0.67	€21.79

			Shareholders' equity
			September 30,	September 30,
			2012	2013
EUR million			(unaudited)	(unaudited)
US GAAP			978.0	1,837.9
Adjustments for IFRS:
Goodwill			(10.7)	(0.9)
Debt issuance fees			(0.8)	(0.4)
Reversal inventory write downs			1.7	2.3
Development expenses			53.6	49.9
Tax rate difference on eliminated intercompany profit			(0.4)	—
Pension plans			(0.2)	(0.3)
Total adjustments			43.2	50.6
IFRS			1,021.2	1,888.5

Amounts are rounded to the nearest million euro; therefore amounts may not equal (sub) totals due to rounding.